UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF

THE SECURITIES EXCHANGE ACT OF 1934

RAYMOND JAMES FINANCIAL, INC.

(Exact Name of Registrant as Specified in its Charter)

Florida	59-1517485
(State of incorporation or organization)	(IRS Employer Identification No.)

880 Carillon Parkway St. Petersburg, Florida	33716
(Address of Principal Executive Offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered
Depositary Shares, each representing a 1/40th interest in a share of 6.75% Fixed-to-Floating Rate Series A Non-Cumulative Perpetual Preferred Stock	New York Stock Exchange LLC
Depositary Shares, each representing a 1/40th interest in a share of 6.375% Fixed-to-Floating Rate Series B Non-Cumulative Perpetual Preferred Stock	New York Stock Exchange LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☐

Securities Act registration statement file number to which this form relates:

333-261647

Securities to be registered pursuant to Section 12(g) of the Act:

None

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1. Description of Registrant’s Securities to be Registered.

On October 20, 2021, Raymond James Financial, Inc., a Florida corporation (“Raymond James”), and TriState Capital Holdings, Inc., a Pennsylvania corporation (“TriState Capital”), entered into an Agreement and Plan of Merger (the “merger agreement”) that provides for the acquisition of TriState Capital by Raymond James. Under the terms and subject to the conditions of the merger agreement, the acquisition will be accomplished through two mergers with two wholly owned subsidiaries of Raymond James (which we refer to as “Merger Sub 1” and Merger Sub 2”, respectively) merging with TriState Capital. First, Merger Sub 1 will merge with and into TriState Capital with TriState Capital remaining as the surviving entity in such merger and as a wholly owned subsidiary of Raymond James (the “first merger”). Next, following the first merger, TriState Capital will merge with and into Merger Sub 2, with Merger Sub 2 remaining as the surviving entity in such merger and as a wholly owned subsidiary of Raymond James (the “second merger” and, together with the first merger, the “mergers”).

The securities to be registered hereby are (i) 1,610,000 depositary shares of Raymond James (the “Series A Depositary Shares”), each representing a 1/40th interest in a share of Raymond James’s 6.75% Fixed-to-Floating Rate Series A Non-Cumulative Perpetual Preferred Stock, $0.10 par value per share (the “Series A Preferred Stock”), with a liquidation preference amount of $1,000 per share (equivalent to $25 per depositary share), and (ii) 3,220,000 depositary shares of Raymond James (the “Series B Depositary Shares” and, together with the Series A Depositary Shares, the “Depositary Shares”), each representing a 1/40th interest in a share of Raymond James’s 6.375% Fixed-to-Floating Rate Series B Non-Cumulative Perpetual Preferred Stock, $0.10 par value per share (the “Series B Preferred Stock” and, together with the Series A Preferred Stock, the “Preferred Stock”), with a liquidation preference amount of $1,000 per share (equivalent to $25 per depositary share). The Preferred Stock will be issued in connection with the consummation of the mergers.

The descriptions of each series of the Preferred Stock set forth under the caption “Description of New Raymond James Preferred Stock” in the Registration Statement on Form S-4 (File No. 333-261647) of Raymond James filed with the Securities and Exchange Commission on December 14, 2021, as amended by Amendment No. 1 filed on January 24, 2022, are incorporated herein by reference.

Description of the Raymond James Depositary Shares

General

Each Depositary Share will represent a 1/40th interest in a share of the Series A Preferred Stock or the Series B Preferred Stock, as applicable, and will be evidenced by depositary receipts. Raymond James will deposit the underlying shares of each series of the Preferred Stock with a depositary pursuant to respective deposit agreements (each a “Deposit Agreement”) among Raymond James, Computershare Trust Company, N.A. and Computershare Inc., acting jointly as depositary (the “Depositary”), and the holders from time to time of the depositary receipts described therein. Subject to the terms of the applicable Deposit Agreement, the Depositary Shares will be entitled to all the powers, preferences and special rights of the Preferred Stock, as applicable, in proportion to the applicable fraction of a share of Preferred Stock those Depositary Shares represent.

Listing

Raymond James has filed an application to list the Depositary Shares on the New York Stock Exchange LLC (“NYSE”). If the application is approved, trading of the Depositary Shares on the NYSE is expected to begin promptly following the date of initial issuance of the Preferred Stock. The Preferred Stock will not be listed, and Raymond James does not expect that there will be any trading market for the Preferred Stock except as represented by the Depositary Shares.

Dividends and Other Distributions

Each dividend payable on a Depositary Share will be in an amount equal to 1/40th of the dividend declared and payable on each related share of Preferred Stock.

The Depositary will distribute all dividends and other cash distributions received on the Preferred Stock to the holders of record of the depositary receipts in proportion to the number of Depositary Shares held by each holder. In the event of a distribution other than in cash, the Depositary will distribute property received by it to the holders of record of the depositary receipts in proportion to the number of Depositary Shares held by each holder, unless the Depositary determines that this distribution is not feasible, in which case the Depositary may, with Raymond James’s approval, adopt a method of distribution that it deems practicable, including the sale of the property and distribution of the net proceeds of that sale to the holders of the depositary receipts.

If the calculation of a dividend or other cash distribution results in an amount that is a fraction of a cent and that fraction is equal to or greater than $0.005, the Depositary will round that amount up to the next highest whole cent and will request that Raymond James pay the resulting additional amount to the Depositary for the relevant dividend or other cash distribution. If the fractional amount is less than $0.005, the Depositary will disregard that fractional amount.

Record dates for the payment of dividends and other matters relating to the Depositary Shares will be the same as the corresponding record dates for the applicable series of Preferred Stock.

The amount paid as dividends or otherwise distributable by the Depositary with respect to the Depositary Shares or the underlying Preferred Stock will be reduced by any amounts required to be withheld by Raymond James or the Depositary on account of taxes or other governmental charges. The Depositary may refuse to make any payment or distribution, or any transfer, exchange, or withdrawal of any Depositary Shares or the shares of the Preferred Stock until such taxes or other governmental charges are paid.

Liquidation Preference

In the event of Raymond James’s liquidation, dissolution or winding up, a holder of Depositary Shares will receive the fraction of the liquidation preference accorded each share of underlying Preferred Stock represented by the Depositary Shares.

Raymond James’s merger or consolidation with one or more other entities or the sale, lease, exchange or other transfer of all or substantially all of Raymond James’s assets (for cash, securities or other consideration) will not be deemed to be a voluntary or involuntary liquidation, dissolution or winding up.

Redemption of Depositary Shares

If Raymond James redeems any series of the Preferred Stock, in whole or in part, the related Depositary Shares also will be redeemed with the proceeds received by the Depositary from the redemption of the Preferred Stock held by the Depositary. The redemption price per Depositary Share will be 1/40th of the redemption price per share payable with respect to the Preferred Stock (or $25 per Depositary Share), plus, as applicable, any accumulated and unpaid dividends on the shares of the Preferred Stock called for redemption for the then-current dividend period to, but excluding, the redemption date, without accumulation of any undeclared dividends.

If Raymond James redeems shares of the Preferred Stock held by the Depositary, the Depositary will redeem, as of the same redemption date, the number of Depositary Shares representing those shares of the Preferred Stock so redeemed. If Raymond James redeems less than all of the outstanding Depositary Shares, the Depositary Shares to be redeemed will be selected either pro rata or by lot. The Depositary will provide notice of redemption to record holders of the depositary receipts not less than 30 and not more than 60 days prior to the date fixed for redemption of the applicable series of Preferred Stock and the related Depositary Shares.

Voting

Because each Depositary Share will represent a 1/40th ownership interest in a share of the applicable series of Preferred Stock, holders of depositary receipts will be entitled to vote 1/40th of a vote per Depositary Share under those limited circumstances in which holders of the Preferred Stock are entitled to vote.

When the Depositary receives notice of any meeting at which the holders of the Preferred Stock are entitled to vote, the Depositary will provide the information contained in the notice to the record holders of the Depositary Shares relating to the Preferred Stock. Each record holder of the Depositary Shares on the record date, which will be the same date as the record date for the related Preferred Stock, may instruct the Depositary to vote the amount of the Preferred Stock represented by the holder’s Depositary Shares. To the extent possible, the Depositary will vote the maximum number of whole shares of the Preferred Stock represented by Depositary Shares in accordance with the instructions it receives. Raymond James will agree to take all reasonable actions that the Depositary determines are necessary to enable the Depositary to vote as instructed. If the Depositary does not receive specific instructions from the holders of any Depositary Shares representing the Preferred Stock, it will abstain from voting with respect to such shares (but may appear at the meeting with respect to such shares unless directed to the contrary).

Withdrawal of Preferred Stock

Upon surrender of Depositary Shares at the principal office of the Depositary, upon payment of any unpaid amount due the Depositary, and subject to the terms of the Deposit Agreement, the owner of the Depositary Shares evidenced thereby will be entitled to delivery of the number of shares of related Preferred Stock and all money and other property, if any, represented by such Depositary Shares. Only whole shares of Preferred Stock may be withdrawn. If the Depositary Shares surrendered by the holder in connection with withdrawal exceed the number of Depositary Shares that represent the number of whole shares of Preferred Stock to be withdrawn, the Depositary will deliver to that holder at the same time a new depositary receipt evidencing the excess number of Depositary Shares. Holders of Preferred Stock thus withdrawn will not thereafter be entitled to deposit such shares under the Deposit Agreement or to receive Depositary Shares therefor.

Resignation and Removal of the Depositary

The Depositary may resign at any time by delivering to Raymond James notice of its election to resign. Raymond James may also remove or replace a depositary at any time. Any resignation or removal will take effect upon the earlier of the appointment of a successor depositary and 30 days following such notice. Raymond James will appoint a successor depositary within 30 days after delivery of the notice of resignation or removal. The successor must be a bank or trust company with its principal office in the United States and have a combined capital and surplus of at least $50 million.

Miscellaneous

The Depositary will forward to the holders of Depositary Shares any reports and communications from Raymond James with respect to the underlying Preferred Stock. Neither Raymond James nor the Depositary will be liable if any law or any circumstances beyond their control prevent or delay them from performing their obligations under the Deposit Agreement. The obligations of Raymond James and a depositary under the Deposit Agreement are limited to performing their duties without bad faith, gross negligence or willful misconduct. Neither Raymond James nor a depositary must prosecute or defend any legal proceeding with respect to any Depositary Shares or the underlying Preferred Stock unless they are furnished with satisfactory indemnity. Both Raymond James and the Depositary may rely on the written advice of counsel or accountants, or information provided by holders of Depositary Shares or other persons they believe in good faith to be competent, and on documents they believe in good faith to be genuine and signed by a proper party. In the event a depositary receives conflicting claims, requests or instructions from Raymond James and any holders of Depositary Shares, the Depositary will be entitled to act on the claims, requests or instructions received from Raymond James.

The descriptions of the terms of the Deposit Agreements and the Depositary Shares set forth herein are qualified in their entirety by reference to the full texts of the Deposit Agreements, which are included as Exhibits 4.1 and 4.2 to this Registration Statement on Form 8-A and are incorporated by reference herein.

Item 2. Exhibits.

Number	Description

3.1	Amended and Restated Articles of Incorporation of Raymond James Financial, Inc. as filed with the Secretary of State of Florida on February 28, 2022, incorporated by reference to Exhibit 3.1 to the Quarterly Report on Form 10-Q of Raymond James Financial, Inc., filed with the Securities and Exchange Commission on May 9, 2022

3.2	Amended and Restated By-Laws of Raymond James Financial, Inc., reflecting amendments adopted by the Board of Directors on December 2, 2020, incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K of Raymond James Financial, Inc., filed with the Securities and Exchange Commission on December 8, 2020

3.3	Articles of Amendment to the Amended and Restated Articles of Incorporation of Raymond James Financial, Inc. relating to the Raymond James Financial, Inc. 6.75% Fixed-to-Floating Rate Series A Non-Cumulative Perpetual Preferred Stock, $0.10 par value per share

3.4	Articles of Amendment to the Amended and Restated Articles of Incorporation of Raymond James Financial, Inc. relating to the Raymond James Financial, Inc. 6.375% Fixed-to-Floating Rate Series B Non-Cumulative Perpetual Preferred Stock, $0.10 par value per share

4.1	Deposit Agreement among TriState Capital Holdings, Inc., Computershare Inc., Computershare Trust Company, N.A. and the holders from time to time of the depositary receipts described therein relating to 6.75% Fixed-to-Floating Rate Series A Non-Cumulative Perpetual Preferred Stock

4.2	Form of First Amendment to Deposit Agreement among Raymond James Financial, Inc., TriState Capital Holdings, Inc., Computershare Inc., Computershare Trust Company, N.A. and the holders from time to time of the depositary receipts described therein relating to 6.75% Fixed-to-Floating Rate Series A Non-Cumulative Perpetual Preferred Stock

4.3	Deposit Agreement among TriState Capital Holdings, Inc., Computershare Inc., Computershare Trust Company, N.A. and the holders from time to time of the depositary receipts described therein relating to 6.375% Fixed-to-Floating Rate Series B Non-Cumulative Perpetual Preferred Stock

4.4	Form of First Amendment to Deposit Agreement among Raymond James Financial, Inc., TriState Capital Holdings, Inc., Computershare Inc., Computershare Trust Company, N.A. and the holders from time to time of the depositary receipts described therein relating to 6.375% Fixed-to-Floating Rate Series B Non-Cumulative Perpetual Preferred Stock

4.5	Form of Depositary Receipt—Series A (included as part of Exhibit 4.2)

4.6	Form of Depositary Receipt—Series B (included as part of Exhibit 4.4)

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: May 31, 2022	Raymond James Financial, Inc.

	By:	/s/ Paul M. Shoukry
	Name: Title:	Paul M. Shoukry Chief Financial Officer